Hynes & Howes Insurance Counselors, Inc.
2920 N. Harrison St.
Davenport, IA 52803
563-326-6401

April 16, 2010


Ms. Cicely LaMothe
Branch Chief
United States Securities and
Exchange Commission
Washington, DC 20549-7010


RE: Hynes & Howes Insurance Counselors, Inc.
Form 10-K for the year ended September 30, 2009
Form 10-Q for the quarter ended December 31, 2009
File No. 000-07376

Dear Ms. LaMothe:

We are in receipt of your letter dated March 9, 2010 and have the following responses.

1. We have amended our Form 10-K for Fiscal Year ended
   September 30, 2009 to disclose the information required by
   Item 307 and 308T of regulation S-K relating to our disclosure controls and procedures and our internal control over financial reporting. We filed Form 10-KA for Fiscal Year ended
   September 30, 2009 on April 9, 2010 through the Edgar website. The form was suspended and we refiled on April 16, 2010.

2. We have amended our Form 10-K for Fiscal Year Ended
   September 30, 2009 to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, we have referred to paragraphs 4(b) through 5(a)-(b) of the referenced section. We filed Form 10-KA for Fiscal Year ended September 30, 2009 on April 9, 2010 through the Edgar website. The form was suspended and we refiled on April 16, 2010.

   We filed Form 10-QA for quarter ended December 31, 2009 on
   April 9, 2010 through the Edgar website.

3. We have corrected our Section 1350 certification to refer to the 10-K for the year ended September 30, 2009. We have amended our Form 10-K for Fiscal Year ended September 30, 2009 and corrected the certification as appropriate.We filed Form 10-KA for Fiscal Year ended September 30, 2009 on April 9, 2010 through the Edgar website. The form was suspended and we refiled on April 16, 2010.

4. We have amended our Form 10-Q for the three months ended
   December 31, 2009 to disclose the information required by Item 307 and 308(c) of regulation S-K relating to our disclosure controls and procedures and changes in our internal control over financial reporting. We filed Form 10-QA for the three months ended
   December 31, 2009 on April 9, 2010 on the Edgard website.

5. We have amended our Form 10-Q for the three months ended
   December 31, 2009 to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. We have specifically referred to paragraphs 4(b) through 5(a)-(b) of the referenced section.
   We filed Form 10-QA for the three months ended
   December 31, 2009 on April 9, 2010 on the Edgard website.

We acknowledge the following:
* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this satisfies your requests. We originally submitted this cover letter on April 9, 2010 and it was suspended. We are refiling it on April 16, 2010. If you need any additional information, please feel free to contact me.

Sincerely,


Marsha Baker
President